Neovasc Provides Corporate Update Following Clinical Data Release

New Data Presented on the Neovasc Reducer™ in Patients With Microvascular Disease

VANCOUVER and MINNEAPOLIS

Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) announced positive clinical data at the Transcatheter Cardiovascular Therapeutics Conference ("TCT") held September 16-19 in Boston.

Prof. Shmuel Banai, MD, Neovasc Medical Director and Head of Interventional Cardiology at the Tel Aviv Medical Center, Israel, presented new interim clinical data on the use of the Neovasc Reducer™ ("Reducer") in patients who have angina with non-obstructive coronary artery disease, so-called "ANOCA" patients, most often caused by underlying microvascular disease.

The condition, which is more prevalent in women, is a vexing challenge for clinicians and there are no interventional treatment options available that have proven effective at treating the debilitating symptoms associated with it. ANOCA patients with microvascular disease have refractory angina while their coronary arteries are not amenable to stenting procedures or bypass surgery.

Prof. Banai presented interim data from the first 11 patients in a clinical trial in Israel aimed at evaluating the impact of the Reducer in patients with microvascular disease. The study aims to enroll 30 patients in total. 67% of patients enrolled in the study thus far are female. Importantly, in addition to evaluating the impact of the Reducer on symptoms of angina, the study is using objective measures of blood flow in the heart before, and 4 months after, Reducer implantation.  The interim results suggest improvements in objective measures of blood flow in the microvascular system of the heart (the small vessels that are not amenable to stenting or bypass surgery). After invasive physiological assessment the following observations were made:

● Coronary microvascular flow parameters (including the Index of Microvascular Resistance and Coronary Flow Reserve) improved

● Symptoms of angina improved

● Functional capacity (6 Minute Walk Test) improved

● Quality of Life (all 5 domains of the Seattle Angina Questionnaire) improved

"We have further work to do, but the initial findings are encouraging," commented Prof. Banai.

"Microvascular Disease represents an enormous challenge for Interventional cardiologists," added Ziad Ali, MD, DPhil, St. Francis Hospital and Heart Center, Roslyn, NY. "I'm encouraged that we are beginning to see initial results from multiple studies evaluating the Reducer in this difficult to manage population. I look forward to seeing the complete results, and the results of other on-going studies, in the future." Dr. Ali is an investigator and Core Lab Director in the Company's ongoing pivotal trial for the Reducer, COSIRA-II.

"This is intriguing early clinical data that could lead to Reducer being used as a treatment option for a patient population at least as large as our current target market and at a much earlier stage in the patient treatment cycle," commented Fred Colen, President and CEO of Neovasc.

In addition to the study in Tel Aviv, there are multiple other clinical trials evaluating the Reducer in ANOCA patients including an FDA approved IDE study at the Mayo Clinic, Rochester, Minnesota and an additional trial at Imperial College, London.

Neovasc Provides Update on Mitral Valve Program

After careful analysis and given the emerging opportunities for the Reducer in the ANOCA patient population, the Company has decided to put further development and the European CE-Marking regulatory approval process for the Tiara-TA on hold and focus the organization on Reducer therapy and the ongoing COSIRA-II clinical trial. Strategically, the Company believes this is the best use of its financial and workforce resources.

The increased complexity, cost, and ever-increasing regulatory hurdles developed over the last several years with respect to standards and requirements, and in the new European MDR regulations, were meaningful factors in the company's analysis.

The Company will continue work on its mitral and tricuspid valve intellectual property portfolio and remains committed to Tiara patient surveillance and clinical trial follow-up.

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. Reducer is investigational in the United States in the COSIRA-II clinical trial. Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, affects millions of patients worldwide, who typically lead severely restricted lives because of their disabling symptoms. The Reducer is designed to alter blood flow within the myocardium of the heart and increase the perfusion of oxygenated blood to ischemic areas of the heart muscle, which may provide relief of angina symptoms.

About Neovasc

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2011, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel, and Europe. For more information, visit: www.neovasc.com.

Contacts

Investors

Mike Cavanaugh

ICR Westwicke

(617) 877-9641

Email: Mike.Cavanaugh@westwicke.com

Media

Sean Leous

ICR Westwicke

(646) 677-1839

Email: Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words expect, anticipate, estimate, may, will, should, intend, believe, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements contained in the news release may involve, but are not limited to, statements regarding  the aims and objectives of the Reducer study, the nature and implications of the results of the Reducer study, the Company's beliefs with respect to the best use of its cash and workforce resources, the Company assessment of the potential size of the ANOCA market and the early  timing of treatment when compared to the current target market, the Company's plans to continue work on its mitral and tricuspid valve intellectual property portfolio and commitment to Tiara patient surveillance and clinical trial follow-up and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks around the Company's ability to continue as a going concern; risks around the Company's history of losses and significant accumulated deficit; risks related to the COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital or enroll patients in clinical trials and complete certain Tiara development milestones on the Company's expected schedule; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of Common Shares; risks relating to the possibility that the Company's Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did have effective internal control over financial reporting as of December 31, 2021 and 2020 but not at December 31, 2019; risks relating to the Common Share price being volatile; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to the influence of significant shareholders of the Company over our business operations and share price; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third-parties alleging infringement of their intellectual property rights; risks relating to the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; risks relating to the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks relating to the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks relating to post-market regulation of the Company's products; risks relating to health and safety concerns associated with the Company's products and industry; risks relating to the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risks relating to the possibility of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that the Company could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks relating to future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; risks relating to the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; risks relating to future issuances of equity securities by the Company, or sales of common shares or conversions of convertible notes, and exercise of warrants, options and restricted stock units by our existing security holders, causing the price of the Company's securities to fall; and risks relating to anti-takeover provisions in the Company's constating documents which could discourage a third-party from making a takeover bid beneficial to the Company's shareholders. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F for the year ended December 31, 2021 and the Company's Management Discussion and Analysis for the three and six months ended June 30, 2022 (a copy of which may be obtained at www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators (copies of which may be obtained at www.sedar.com or www.sec.gov), whether because of new information, future events or otherwise, except as required by law.